

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

August 11, 2009

<u>Via U.S. mail and facsimile</u>

Ms. Christine A. Marchand
Treasurer and Chief Financial Officer
Homeland Energy Solutions, LLC
2779 Highway 24
Lawler, IA 52154

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Form 8-K filed on July 30, 2009**
> **File No. 000-53202**

Dear Ms. Marchand:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment on your Form 8-K filed July 30, 2009 which may require an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Economic Downturn, page 26

2. We note your discussion of the overall economic environment on page 26, including your disclosure that credit markets have tightened and lending requirements have become more stringent. Please revise your filing to explain in greater detail, the extent to which the current economic environment has specifically impacted your business, including your construction activities, operating activities since the start of production in April 2009, and availability of credit on terms deemed satisfactory to you.

Financial Results, page 28

3. Although you have not generated any revenues during the periods presented, please revise your filing to describe any unusual or infrequent events or significant changes affecting the amount of reported income from operations. For example, your MD&A should more fully describe (with quantification where appropriate) the reasons for your fluctuations in professional expenses, wages, and interest income for the year ended December 31, 2008 compared to the year ended December 31, 2007 since these were the line items in your statement of operations that experienced the most significant variations between periods. Please refer to Item 303(A)(3) of Regulation S-K.

Short-Term and Long-Term Debt Sources, page 28

4. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

5. As a related matter, please tell us whether you were in compliance with all debt covenants as of December 31, 2008 and March 31, 2009 and revise your filing to disclose your compliance status as of the end of the most recent reporting period presented.

Audited Financial Statements

Note 1 – Nature of Business and Significant Accounting Policies, page 41

6. Please revise your intangible assets policy footnote to disclose the gross carrying amount and accumulated amortization for your intangible assets in total and by major asset class (for example, loan fees separate from utility rights) for each period presented. Please also revise to disclose the anticipated useful of your utility rights and where you have classified the utility rights intangible asset on the balance sheet as of December 31, 2008. Please refer to paragraph 45 of SFAS 142.

7. Your risks and uncertainties footnote on page 42 indicates that you expect ethanol sales to average 80% of your total revenues. Please revise to disclose the expected source (or sources) of the remaining 20% of your total revenues.

Controls and Procedures, page 51

8. Your filing indicates that management concluded that disclosure controls and procedures were not effective during the period covered by the Form 10-K. Please confirm to us that your conclusion regarding the effectiveness of your disclosure controls and procedures was as of December 31, 2008. Please revise your disclosures such that you provide an effectiveness assessment of disclosure controls and procedures as of the end of the period covered by the report.

9. We note that you concluded that your disclosure controls and procedures were not effective to detect the inappropriate application of US GAAP standards as of December 31, 2008. While you disclosed the material weaknesses in your internal controls over financial reporting and discussed how you plan to remediate those material weaknesses, you did not disclose the same information for your disclosure controls and procedures. To the extent you continue to have ineffective disclosure controls and procedures in future filings, please expand your disclosures to address the following:

   • Identify what the inappropriate applications of US GAAP standards were, how the inappropriate applications were identified, the impact to the consolidated financial statements, and how you corrected them; and
   • Identify the nature of each control deficiency in the design and operation of your disclosure controls and procedures that caused the inappropriate applications of US GAAP standards. If these control deficiencies rose to the level of a material weakness, please disclose this fact and the impact these control deficiencies had on your financial reporting. Furthermore you should discuss management's plans to remediate the identified material weakness(es).

Changes in Internal Controls, page 53

10. The statement that there were no changes in your internal control over financial reporting "except as set forth above" is unclear. Please revise your discussion of changes in internal controls to specify which changes in internal control over financial reporting were made during the period. For example, you discuss several changes in internal control over financial reporting that you either made or intend to make in the future. It is unclear which of these specific changes in internal control over financial reporting were made during the quarter ended December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

11. Please address the above comments in your future interim filings as well.

Unaudited Financial Statements

Note 1 – Nature of Business and Significant Accounting Policies, page 7

12. It appears from your disclosures on page 8 that you impaired the value of your coal gasification project assets by 50% during the fist quarter of 2009, resulting in a remaining asset valued at $230,875 as of March 31, 2009. In light of your disclosures on page 26 that you have no real short-term plans to pursue the coal gasification project, please tell us supplementally and revise your disclosures to clarify how you determined that it was appropriate to retain any value associated with this asset on your balance sheet as of March 31, 2009. It is unclear if this asset has any value to a third party and if so, please disclose any plans management has to actively market the remaining coal gasification asset over the next 12 months.

13. You disclose on page 8 that your amortization expense for intangible assets is expected to be approximately $420,000 per year for the next five years. However, you disclose on page 41 of your Form 10-K for the year ended December 31, 2008 that you expected amortization expense to be approximately $265,000 per year for the next five years. Please tell us supplementally and expand your disclosures to indicate the reasons for this significant change.

14. Please revise your discussion on page 10 in future filings to indicate whether management believes it has the capital to meet its obligations for a period of at least 12 months from the most recent interim financial statements presented. To the extent that you do not believe you have sufficient capital to meet your obligations for the next 12 months, please revise your financial statement and MD&A disclosures accordingly.

15. You disclose on page 10 that you are evaluating the effect, if any, that the adoption of FSP FAS 133-1 and FIN 45-4 will have on your financial statements. Please note that paragraph 8 of FSP FAS 133-1 indicates that the provisions amending SFAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. Paragraph 12 of FSP FAS 133-1 indicates that the disclosures required by Statement 161 should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. Therefore, the impact of adoption of these standards should already be known as of March 31, 2009. Please supplementally confirm that you have timely and appropriately adopted FSP FAS 133-1 and FIN 45-4 or address the need to revise your financial statements accordingly.

Note 4 – Debt, page 11

16. Please revise your disclosures to clarify which $100,000 unsecured loan was paid in full on April 23, 2009.

Note 7 – Commitments, Contingencies, and Agreements, page 14

17. You indicate that you have entered into a marketing agreement to sell the entire ethanol produced at the plant and that as of March 31, 2009 you have committed to sell approximately 9 million gallons of ethanol at various fixed and basis price levels. Please expand your disclosures herein or in your Management Discussion and Analysis to more robustly discuss this agreement in future filings. At a minimum, you should clarify the nature of these fixed and basis price levels and, whether, based on your current estimates, will these price levels cover your cost of sales. Further discuss the consequences of not delivering the committed 9 million gallons. Address this comment as it relates to your marketing agreement to sell the distiller grains produced at the plant.

18. Please revise your filing to describe which of the benefits from the Iowa Department of Economic Development you have received to date and describe how you have accounted for these benefits in your financial statements for the periods presented.

19. You disclose on page 17 that you have commitments for minimum purchases of various utilities over the next 5-10 years approximating $38 million. Please revise to quantify the dollar amount of minimum purchases you are required to make during the next 12 months.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plans of Operations for the Next 12 Months, page 22

20. Please revise your discussion on page 24 to more fully explain what is meant by "netback" and whether you intend to recognize revenue based on the gross contract prices with GPRE and CHS or net of commission and transportation costs. Please also explain the technical accounting literature you relied up on to support your treatment.

Liquidity and Capital Resources, page 29

21. Given the losses incurred during your first quarter of 2009, and the agreements that you appear to have in place for the purchase of corn and the sale of ethanol, please revise your filing to disclose the extent to which you expect that you will continue to generate losses for the remainder of 2009. If you expect to continue generating losses, please revise to disclose how you believe this trend will impact your ability to maintain compliance with your debt covenant requirements and to pay your obligations as they come due.

22. You indicate that you had total assets of $172,192,000 as of March 31, 2009 and that you had current liabilities of $16,813,000. However, we note that you only had current assets of $4,066,000 and current liabilities of $18,663,000. Please fully discuss this significant working capital deficit and your plans to overcome such a deficiency.

Financial Results for our Three Month Period Ended March 31, 2009, page 29

23. We note that your wages and benefits increased dramatically in the quarter ended March 31, 2009. Please more fully explain this expense and whether these costs relate to your Management Services Agreement you entered into on December 15, 2008. If so, quantify your obligations under this agreement and expand your discussion in Note 7 – Commitments, Contingencies and Agreement accordingly. Specifically identify the services rendered during the three months ended March 31, 2009 such that your expenses were $450,316. Further clarify whether the level of these expenses are expected to continue.

Short Term and Long Term Financing Arrangements, page 31

24. Since it appears from your disclosures on page 26 that you have no short term plans to pursue the coal gasification project, please revise your filing to specifically indicate which benefits from the Iowa Department of Economic Development you would no longer be eligible for and quantify the amount of funds already received that you would have to return if you did not install the coal gasification project at your plant.

FORM 8-K FILED JULY 30, 2009

25. We note your disclosure under Item 5.02 of Form 8-K that Steven Core resigned from the board of directors effective July 27, 2009. Please tell us whether Mr. Core resigned because of any disagreements with the company or any matters relating to your operations, policies, or practices. If so, please amend your Form 8-K to disclose a brief description of the circumstances representing the disagreement that you believe caused, in whole or in part, Mr. Core's resignation. Also, to the extent Mr. Core has furnished the company with any written correspondence concerning the circumstances surrounding his resignation, please amend your Form 8-K to file a copy of the document as an exhibit to the report on Form 8-K. If applicable, please also ensure you have met the requirements of Item 5.02(a)(3) of Form 8-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief